UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of March 2025

Commission File No.: 001-41824

Kolibri Global Energy Inc.

(Translation of registrant’s name into English)

925 Broadbeck Drive, Suite 220

Thousand Oaks, CA 91320

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☒

EXPLANATORY NOTE

Kolibri Global Energy Inc. (the “Company”) is filing this Amendment No. 1 to the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on March 26, 2025 (the “Original 6-K”), solely the purposes of adding Exhibit 99.6 and the Incorporation by Reference legend, which were inadvertently omitted from the Original 6-K. No other changes were made to the Original 6-K.

INCORPORATION BY REFERENCE

EXHIBIT 99.6, INCLUDED WITH THIS REPORT, IS HEREBY INCORPORATED BY REFERENCE AS AN EXHIBIT TO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-279955) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit		Description
99.1	*	Form 52-109F1 Certification of Annual Filings Full Certificate - CEO
99.2	*	Form 52-109F1 Certification of Annual Filings Full Certificate- CFO
99.3	*	Ontario Form 13-502F1 - Reporting Issuer Participation Fee Form
99.4	*	Alberta Form 13-501F1 - Reporting Issuer Participation Fee Form
99.5	*	News Release dated March 25, 2025
99.6		Management Information Circular dated March 14, 2025

* Previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kolibri Global Energy Inc.

Date: June 20, 2025	By:	/s/ Gary Johnson
	Name:	Gary Johnson
	Title:	Chief Financial Officer